November 4, 2016

VIA EDGAR CORRESPONDENCE

William H. Thompson

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:                           The Kroger Co.

Form 10-K for the Fiscal Year Ended January 30, 2016, filed March 29, 2016, and

Form 8-K, filed June 16, 2016

File No. 1-303

Dear Mr. Thompson:

We submit this letter in response to the follow up comments from the Staff of the Division of Corporation Finance of the SEC, received by letter dated October 26, 2016, pertaining to the referenced Forms 10-K and 8-K.  The Staff’s comments are reproduced below, followed by our responses.

Form 10-K for Fiscal Year Ended January 30, 2016

Notes to Consolidated Financial Statements

Note 1, Accounting Policies

Segments, page 46

1.  We have reviewed your response to comment 1 as well as the additional information regarding your operating divisions provided supplementally on October 19, 2016. You indicate in your correspondence that operating divisions are organized around geographical areas. However, it appears C-Stores represent a separate operating division and, according to the Kroger fact book, C-Stores span 18 states. Likewise, it appears Fred Meyer Jewelers represents a separate operating division from the Fred Meyer stores operating division; yet Fred Meyer Jewelers tend to be housed within Fred Meyer store locations as well as shopping malls. It appears further elaboration in your proposed disclosures regarding the basis of organization of operating divisions/segments may be warranted. Please advise.

Kroger Response

We respectfully advise the Staff that our operating divisions are primarily organized around geographical areas, and on a limited basis, by store format.  We do not believe the limited instances of operating divisions organized by store format are material for disclosure.  C-Stores and Fred Meyer Jewelers are organized by store format and comprise approximately 3.9% and 0.3%, respectively, of our 2015 consolidated sales balance.  We have evaluated our disclosures in light of the Staff’s comment and the requirements of ASC 280-10-50-21.a.  In future Form 10-K filings, we will identify the basis of organization of our operating divisions, providing additional disclosure comparable to the following:

“Our operating divisions are organized primarily on a geographical basis so that the operating division management team can be responsive to local needs of the retail operating division and can execute company strategic plans and initiatives throughout the locations in their retail operating division. This geographical separation is the primary differentiation between these retail operating divisions.”

2.  Please upload to EDGAR a copy of the tabular information regarding your operating divisions that you provided supplementally on October 19, 2016.

Kroger Response

We have included the tabular information regarding our operating divisions, which we provided supplementally on October 19, 2016, below and will upload to EDGAR via this response letter.

Operating Divisions	Banner	Operating Division President Reports to Executive Vice President	Executive Vice President	Role
Atlanta	Kroger	No(1)
Central	Kroger, Owen’s, Pay Less Super Markets	No(1)
Cincinnati	Kroger	No(1)
Columbus	Kroger	No(1)
C-Stores	Kwik Shop, Loaf ‘N Jug, Quik Stop, Tom Thumb, Turkey Hill Minit Markets	Yes	J. Michael Scholtman	Executive Vice President & Chief Financial Officer
Dallas	Kroger	Yes	Frederick J. Morganthall II	Executive Vice President of Retail Operations
Delta	Kroger	No(1)
Dillon’s	Dillon’s Food Stores, Gerbes Super Markets, Baker’s	No(1)
Food-4-Less	Food 4 Less, Foods Co.	Yes	Frederick J. Morganthall II	Executive Vice President of Retail Operations
Fred Meyer	Fred Meyer	No(1)
Fred Meyer Jewelers	Fred Meyer Jewelers	Yes	J. Michael Scholtman	Executive Vice President & Chief Financial Officer
Fry’s	Fry’s Food & Drug	No(1)
Harris Teeter	Harris Teeter	Yes	Frederick J. Morganthall II	Executive Vice President of Retail Operations
Houston	Kroger	Yes	Frederick J. Morganthall II	Executive Vice President of Retail Operations
Jay-C	Jay C, Ruler Foods	No(2)
King Soopers	King Soopers, City Market	No(1)
Louisville	Kroger	No(1)
Michigan	Kroger	No(1)
Mid-Atlantic	Kroger	No(1)
Nashville	Kroger	No(1)
Quality Food Center	QFC	No(1)
Ralphs	Ralphs	No(1)
Roundy’s	Mariano’s, Pick ‘n Save, Copps, Metro Market	Yes	Frederick J. Morganthall II	Executive Vice President of Retail Operations
Smith’s	Smith’s, Price Rite	No(1)

(1) - These divisions report to one of two Senior Vice Presidents. These Senior Vice Presidents report to Frederick J. Morganthall II (Executive Vice President of Retail Operations).

(2) - This division reports to a Vice President. The Vice President reports to W. Rodney McMullen (Chairman of the Board and Chief Executive Officer).

We acknowledge that:

•        the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (513) 762-4851.

Sincerely,

/s/ Michael J. Schlotman

cc:        Robyn Manuel, Staff Accountant

W. Rodney McMullen

Christine S. Wheatley

M. Elizabeth Van Oflen

Dennis H. Hackett

Stacey M. Heiser